UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

June 1, 2026

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.

(Translation of registrant’s name into English)

Globe House

4 Temple Place

London WC2R 2PG

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. as of the date indicated in the relevant exhibit description.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Press Release entitled “British American Tobacco p.l.c. (the “Company”) - Voting Rights and Capital” dated May 1, 2026.

Exhibit 2	Press Release entitled “British American Tobacco p.l.c. (“the Company”) - Issue of Shares” dated May 1, 2026.

Exhibit 3	Press Release entitled “British American Tobacco p.l.c. - Notification and public disclosure of transaction by persons discharging managerial responsibilities and persons closely associated with them” dated May 5, 2026.

Exhibit 4	Press Release entitled “Transaction in own shares” dated May 5, 2026.

Exhibit 5	Press Release entitled “Publication of Final Terms” dated May 7, 2026.

Exhibit 6

Press Release entitled “British American Tobacco p.l.c. (“the Company”) - Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated May 8, 2026.

Exhibit 7

Press Release entitled “British American Tobacco p.l.c. - Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated May 8, 2026.

Exhibit 8	Press Release entitled “British American Tobacco p.l.c. (“the Company”) - Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated May 8, 2026.

Exhibit 9	Press Release entitled “British American Tobacco p.l.c. (“the Company”) - Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated May 8, 2026.

Exhibit 10	Press Release entitled “British American Tobacco p.l.c. (“the Company”) - Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated May 8, 2026.

Exhibit 11	Press Release entitled “Transaction in own shares” dated May 11, 2026.

Exhibit 12	Press Release entitled “Notification of admission to trading of transferable securities” dated May 11, 2026.

Exhibit 13

Press Release entitled “British American Tobacco p.l.c. - Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated May 13, 2026.

Exhibit 14	Press Release entitled “Transaction in own shares” dated May 18, 2026.

Exhibit 15	Press Release entitled “British American Tobacco p.l.c. (“the Company”) - Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated May 18, 2026.

Exhibit 16	Press Release entitled “British American Tobacco p.l.c. (the “Company”) - Notification in accordance with UK Listing Rule 6.4.9R(2)” dated May 21, 2026.

Exhibit 17	Press Release entitled “Transaction in own shares” dated May 26, 2026.

Exhibit 18	Press Release entitled “British American Tobacco p.l.c. (“the Company”) - Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated May 26, 2026.

Exhibit 19	Press Release entitled “British American Tobacco p.l.c. (“the Company”) - Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated May 27, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Christopher Worlock
	Name:	Christopher Worlock
	Title:	Assistant Secretary

Date: June 1, 2026